March 12, 2018

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Spirit of Texas Bancshares, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on May 10, 2017

CIK No. 0001499453

Dear Ms. Anagnosti:

Our client, Spirit of Texas Bancshares, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 5, 2017 (the “Comment Letter”). We enclose for submission with the Commission a revised draft of the above-referenced Registration Statement on Form S-1 of the Company (the “Revised Registration Statement”), together with certain of the exhibits thereto. On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the Company’s confidential submission on May 10, 2017.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s financial condition as of December 31, 2017 and results for the year ended December 31, 2017. Also, please note that the Company has unchecked the emerging growth company transition period box on the front cover of the Revised Registration Statement because it now intends to elect to use the extended transition period for complying with any new or revised financial accounting standards.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments in the Comment Letter. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

JW | DALLAS         2323 Ross Avenue, Suite 600   •   Dallas, Texas 75201    |    www.jw.com  |  Member of GLOBALAW™

Era Anagnosti

Securities and Exchange Commission

March 12, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications to the Staff as requested.

Summary, page 1

Our History and Growth, page 1

2.	Please revise to balance your disclosure regarding your growth rate during the last three years. For example, while your total deposits have experienced a significant growth year over year, your net income in the last two years experienced a more modest growth.

Response

As noted in the Company’s response to comment 9 below, the disclosure throughout the Revised Registration Statement provides updated financial information as of and for the year ended December 31, 2017. Additionally, as indicated in the Revised Registration Statement, the Company restated its financial statements as of and for the years ended December 31, 2016 and 2015. As a result of the foregoing financial information update (and the corresponding removal of financial information for the year ended December 31, 2014) and restatement, the CAGR indicated in the Revised Registration Statement for net income and diluted earnings per common share is 9.8% and 10.1%, respectively, rather than 39.9% and 41.4%, respectively, as disclosed in the Company’s confidential submission on May 10, 2017. Consequently, the Revised Registration Statement now reflects more modest growth for net income and diluted earnings per common share for the periods presented. In addition, the Company has revised the disclosure on pages 2 and 46 of the Revised Registration Statement to disclose that the Company experienced a decrease in net income and diluted earnings per common share from 2015 to 2016.

Era Anagnosti

Securities and Exchange Commission

March 12, 2018

Our Markets, page 7

3.	To the extent available, please provide a more recent statistic regarding the ranking of the Houston metropolitan area’s gross domestic product.

Response

The Company has revised the disclosure throughout the Revised Registration Statement to disclose the more recent statistic, including pages 7-9 and 58-59 with respect to the ranking of the Houston metropolitan area’s gross domestic product.

Risks Related to this Offering and an Investment in our Common Stock, page 30

Our corporate organizational documents and certain corporate banking provisions of Texas law to which we are subject contain certain provisions that could have an anti-takeover effect…, page 36

4.	Please address the risk resulting from your charter’s exclusive forum provisions under a separate captioned risk factor.

Response

The Company has revised the disclosure on page 38 of the Revised Registration Statement to include the risks resulting from its exclusive forum provisions under a separately captioned risk factor.

Business, page 43

Our Banking Strategy, page 45

Diverse Lending Platform, page 45

Deposit Gathering Focus, page 46

5.	You disclose that part of your approach is to equip commercial lenders with tools and support necessary to support their clients and to incentivize them according to a strict set of performance guidelines. You also disclose that you recently re-aligned your incentive program to encourage your lenders to drive deposit generation from commercial customers. In an appropriate section of the filing briefly describe how you manage your relationship with the 42 lenders, what tools and support you provide to them, the characteristics of the incentive program and how it was re-aligned.

Response

The Company has revised the disclosure on pages 4 and 47 of the Revised Registration Statement to disclose the tools and support provided to the lenders. Upon further consideration

Era Anagnosti

Securities and Exchange Commission

March 12, 2018

of the lender incentive program, the Company has determined to eliminate disclosure of such program due to its immateriality to the Company, the fact that such program does not involve any executive officers of the Company, and disclosure of the particulars of such program could negatively affect the Company’s competitive position in relation to its lenders.

Our Banking Services, page 48

1-4 Single Family Residential Real Estate Loans, page 50

Foreign National Loans, page 50

6.	You disclose that loans to foreign nationals include larger down payments than would be normally be required, minimum reserves of six months held in your bank and monthly escrows. Please clarify the meaning of minimum reserves of six months (i.e., 6 months of mortgage payments?).

Response

The Company has revised the disclosure on pages 53 and 74 of the Revised Registration Statement to clarify the meaning of minimum reserves.

Non-GAAP Financial Measures, page 85

7.	Please revise to present a reconciliation for your non-GAAP measures “tangible book value per share”, “tangible equity to tangible assets”, and “efficiency ratio” to clearly disclose the most directly comparable GAAP measures (i.e., book value per share, total common stockholders’ equity to total assets, and the GAAP efficiency ratio) reconciled to the non-GAAP measures. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

Response

The Company has revised the disclosure on pages Page 12-14 and 89-94 to clearly disclose the most directly comparable GAAP financial measures reconciled to the non-GAAP financial measures. Note that the Company has also added the following non-GAAP financial measures to its selected historical consolidated financial data: Adjusted net income, Adjusted earnings per common share—Basic, Adjusted earnings per common share—Diluted, Adjusted return on average assets and Adjusted return on average stockholders’ equity. Each is a non-GAAP financial measure that excludes the 2017 impact of remeasurement of our deferred tax assets following the passage of H.R.1, originally known as the Tax Cuts and Jobs Act, which was enacted on December 22, 2017. The Company believes that these adjusted measures are important to many investors in the marketplace who are interested in changes from period to period in net income, earnings per common share—basic and diluted, return on average assets and return on average stockholders’ equity. The Company has added reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures on pages 89 to 91 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Era Anagnosti

Securities and Exchange Commission

March 12, 2018

Executive Compensation and Other Matters, page 113

Summary Compensation Table, page 113

8.	We note that for 2017, the compensation committee selected a number of financial targets for purposes of determining the annual incentive bonus. Please tell us whether the bonus paid in 2016 was of a discretionary nature or whether it was determined pursuant to certain performance criteria. Please note that pursuant to Item 402(o) of Regulation S-K, you should include narrative disclosure of material factors necessary to an understanding of the information disclosed in the summary compensation table.

Response

The Company has clarified that both 2016 and 2017 annual incentive bonuses were determined based on the discretion of the Company’s Compensation Committee. The Company added footnote disclosure to the summary compensation table and modified the disclosure of the annual incentive and other bonuses on pages 122 and 123 of the Revised Registration Statement accordingly to assist prospective investors in understanding the summary compensation table.

Index to Financial Statements, page F-1

9.	Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response

As required by Rule 3-12 of Regulation S-X, the Company has included in the Revised Registration Statement audited financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016. The Company has also updated the disclosures throughout the Revised Registration Statement, including in the sections captioned “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to reflect the Company’s financial condition as of December 31, 2017 and 2016 and results for the years ended December 31, 2017 and 2016.

* * *

Era Anagnosti

Securities and Exchange Commission

March 12, 2018

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (214) 953-6012. Thank you for your consideration.

Very truly yours,

/s/ Alex Frutos
Alex Frutos

cc:	Ben Phippen
Michael Volley
Kate Donovan
Securities and Exchange Commission

Jeffrey A. Powell
Chief Financial Officer
Spirit of Texas Bancshares, Inc.
1836 Spirit of Texas Way
Conroe, Texas 77301

William S. Anderson
Jason M. Jean
Bracewell LLP
711 Louisiana, Suite 2300
Houston, Texas 77002